Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”) informs its shareholders and the Market in general that the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), (“CADE”), the Brazilian antitrust regulator, has approved, without restrictions, the transaction subject of the Material Fact dated October 2, 2013, in connection with the consolidation of the activities and businesses of Oi and Portugal Telecom, SGPS, S.A. and that, yesterday, the deadline for third parties to lodge appeals against the decision or for CADE’s Tribunal (Tribunal do CADE) to review the decision expired without manifestation by such parties. For this reason, the decision by CADE published on January 14, 2014 has been fully affirmed.

Rio de Janeiro, January 30, 2014.

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.